NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

June 27, 2025

VIA EDGAR

Irene Paik

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	NFT Limited
Amendment No. 1 to Registration Statement on Form F-3 Filed on March 7, 2025 File No. 333-284912

Dear Ms. Paik:

NFT Limited (the “Company”, “NFT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 13, 2025 regarding our Amendment No.1 to registration statement on Form F-3 previously submitted on March 7, 2025 (the “Form F-3”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A new amendment to the Company’s Amendment No.1 to registration statement on Form F-3 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-3

General

1.	We note your response to our prior comment 1. However, it appears you are not eligible to file a registration statement on Form F-3 at this time. Please amend your registration statement on a form on which you are eligible to file.

Response: In response to the Staff’s comment, we respectfully advise the Staff that following the Company’s filing of its annual report on Form 20-F with the Commission on April 30, 2025 for the fiscal year ended December 31, 2024, we have regained our eligibility to file a registration statement on Form F-3 as of the date of the Amendment.

2.	We note your revisions in response to prior comment 2 on the cover page of the prospectus. As initially requested, please include a prospectus summary pursuant to Item 3 of Form F-3 and address the contents of prior comment 2. In addition, refer to your disclosure in response to the third bullet point in prior comment 2 that the “laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to NFT Exchange or from Metaverse HK to the Company and the investors in the U.S.” Please expand your disclosure to state that there is no assurance that the PRC government will not intervene or impose restrictions on your company’s ability to transfer cash into or out of Hong Kong.

Response: In response to the Staff’s comment, we included a prospectus summary in the Amendment and addressed the contents of prior comment 2 on page 1-2 of the Amendment. We also expanded our disclosure on page 3 of the Amendment accordingly.

Cover Page

3.	We note your revised disclosure on the cover page in response to prior comment 3 that “the legal and operational risks associated with having operations in the PRC could also apply to operations in Hong Kong due to increasing regulatory oversight.” Please revise your disclosure here, in the prospectus summary, and the risk factors to clearly state that the legal and operational risks associated with having operations in the PRC apply to operations in Hong Kong.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the cover page, page 1, and page 10-11 of the Amendment.

4.	We note your revised disclosure in response to prior comment 5 and reissue in part. Please identify your auditor on the cover page and disclose that your auditor is located in Singapore.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the cover page of the Amendment.

Enforceability of Civil Liabilities, page 31

5.	Refer to your revisions in response to prior comment 9. We note your disclosure on the cover page that “[y]our officers and [y]our present directors reside primarily in Hong Kong and China,” your disclosure on page 4 that as of the date of the prospectus, you “do not have any...personnel in mainland China,” and your disclosure on page 32 that currently, “one of [y]our directors are based in Hong Kong.” Please revise as appropriate to reconcile any discrepancies, and clearly disclose the identity of each officer and director located in China and Hong Kong. In addition, please include the risk factor on page 9 of your Form 20-F filed May 16, 2024 regarding the difficulty of enforcing liabilities against your officers, directors and assets based in Hong Kong in the Risk Factors section of your registration statement and, in your registration statement, revise the risk factor to include disclosure regarding the jurisdictions in which your officers and directors are located.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the cover page and page 1 of the Amendment to reconcile the discrepancies. We made it clear that our officers and our present directors reside either in the United States or in mainland China. We disclosed the identity of each officer and director located in the United States and China, respectively, on the cover page. We also included the referenced risk factor in the Risk Factors section on page 11 of the Amendment and have revised the section accordingly. This disclosure remains consistent with the timely disclosure included in the Company’s Form 20-F filed on April 30, 2025, for the fiscal year ended December 31, 2024.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Kuangtao Wang
Kuangtao Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC

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